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BROOGE ENERGY LIMITED
C/O ALVAREZ & MARSAL CAYMAN ISLANDS LIMITED
2ND FLOOR, FLAGSHIP BUILDING, 142 SEAFARERS WAY, P.O. BOX 2507
GEORGE TOWN, GRAND CAYMAN, CAYMAN ISLANDS, KY1-1104

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V55814-S95608 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

BROOGE ENERGY LIMITED

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
A.	General Ratification of Prior Actions	☐	☐	☐
B.	Appointment of Directors			
	Nominees:			
Ba.	Kamal Pharran	☐	☐	☐
Bb.	Saleh M. Yammout	☐	☐	☐
Bc.	Tony Boutros	☐	☐	☐
Bd.	Rasool Alameri	☐	☐	☐
Be.	Siavosh Hosseini	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournments thereof.

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V55815-S95608

BROOGE ENERGY LIMITED
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
EXTRAORDINARY GENERAL MEETING
SEPTEMBER 2, 2024

The undersigned appoints ________________________, or failing him/her, Alexander Lawson as Chairman, with the power to appoint his/her substitute, and authorizes such proxies to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Brooge Energy Limited held of record by the undersigned at the close of business on August 7, 2024 at the Extraordinary General Meeting of Brooge Energy Limited to be held on September 2, 2024, or at any adjournments thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE APPOINTMENT OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS, AND IN ACCORDANCE WITH THE JUDGEMENT OF THE PERSON NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE